SOUTH AFRICAN COMPETITION AUTHORITIES GRANTS KEY APPROVALS FOR
IMPLEMENTATION OF RESTRUCTURE PLAN WITH ANGLO AMERICAN PLATINUM

Johannesburg, 29 August 2013: Atlatsa Resources Corporation (“Atlatsa”) is pleased to advise that the South African Competition Authorities have granted unconditional approval for implementation of the Company’s restructure plan with Anglo American Platinum announced on 27 March, 2013 (“Restructure Plan”).

This approval fulfils a key condition precedent for implementation of the Restructure Plan, the completion of which is anticipated to be completed in a series of transaction implementation steps in September and October 2013.

Cautionary and forward-looking information
This release contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the assumption that the Restructure Plan will be implemented in a timely manner. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to, uncertainties related to the completion of the Revised Restructure Plan in a timely manner, if at all.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and other disclosure documents that are available at www.sedar.com.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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